

Eagle Cathedral City Limited
(the "Company")
a California Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

As of Inception to December 31, 2025

TABLE OF CONTENTS



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Eagle Cathedral City Limited Management

We have reviewed the accompanying financial statements of Eagle Cathedral City Limited (the Company) which comprise the balance sheet as of December 31, 2025 and the related statement of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

April 1 , 2026

EAGLE CATHEDRAL CITY LIMITED
BALANCE SHEET

AS OF INCEPTION TO		**December 31, 2025**
ASSETS		
Current Assets:		
Cash	$	961,745
Lease Incentive Receivable		80,000
Inventory		3,796
Total Current Assets	$	1,045,541
Non-Current Assets:		
Security Deposit		7,000
Right of Use Asset		167,689
Fixed Assets, net		232,356
Total Non-Current Assets		407,045
TOTAL ASSETS	$	1,452,586
LIABILITIES AND EQUITY		
Current Liability:		
Operating Lease Liability - ST		33,328
Total Current Liability		33,328
Non-Current Liability:		
Operating Lease Liability - LT		231,688
Total Non-Current Liability		231,688
TOTAL LIABILITIES		265,016
EQUITY		
Common Stock	$	1,289,761
Accumulated Deficit		(102,191)
TOTAL EQUITY	$	1,187,570
TOTAL LIABILITIES AND EQUITY	$	1,452,586

See Accompanying Notes to these Unaudited Financial Statements

EAGLE CATHEDRAL CITY LIMITED
STATEMENT OF OPERATIONS

		Inception to December 31, 2025	
Sales Revenue	$	35,679	
Cost of Goods Sold		(5,817)	
Gross Profit	$	29,862	
Operating Expenses			
General and Administrative	$	98,342	
Operating Lease Expense		17,327	
Legal and Professional		18,179	
Marketing		4,528	
Total Operating Expenses		**138,376**	
Total Loss from Operations	$	**(108,514)**	
Interest Income		6,323	
Net Loss	$	**(102,191)**	

See Accompanying Notes to these Unaudited Financial Statements

EAGLE CATHEDRAL CITY LIMITED
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Accumulated Deficit	Total Shareholders' Equity
	# of Shares	$ Amount		
Issuance of Common Stock	100	1,289,761	-	1,289,761
Net Loss	-	-	(102,191)	(102,191)
Ending balance at 12/31/25	100	1,289,761	(102,191)	1,187,570

See Accompanying Notes to these Unaudited Financial Statements

EAGLE CATHEDRAL CITY LIMITED
STATEMENT OF CASH FLOWS

For the Period from		Inception to December 31, 2025
OPERATING ACTIVITIES		
Net Loss	$	(102,191)
Adjustments to reconcile Net Loss to Net Cash used in operations:		
Non-cash Operating Lease Expense		17,327
(Increase) Decrease in:		
Inventory		(3,796)
Security Deposit		(7,000)
Total Adjustments to reconcile Net Loss to Net Cash used in operations:		6,531
Net Cash used in Operating Activities	$	(95,660)
INVESTING ACTIVITIES		
Additions to Construction in Progress		(232,356)
Net Cash used in Investing Activities	$	(232,356)
FINANCING ACTIVITIES		
Issuance of Stocks	$	1,289,761
Net Cash provided by (used in) Financing Activities	$	1,289,761
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	961,745
Cash at end of period	$	961,745

Supplemental Disclosures of Cash Flow Information:

	Cash paid during the year for:	
	Interest	-
	Income taxes	-

Supplemental Disclosures of NonCash Investing and Financing Activities
Right-of-use (ROU) asset of $258,000 was recognized upon commencement of an operating lease.

See Accompanying Notes to these Unaudited Financial Statements

Eagle Cathedral City Limited
Notes to the Unaudited Financial Statements
Inception to December 31st, 2025

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Eagle Cathedral City Limited (the "Company") was formed in California on May 29, 2025. The Company is headquartered in Cathedral City, California, and its customer base is primarily located within California.

The Company is developing a bar and nightclub venue, with initial revenue generated from the sale of branded merchandise. Management intends to expand its revenue streams to include hosting events, serving alcoholic beverages, charging cover fees, and offering locker rentals for guests. As of December 2025, the premises are undergoing significant renovations in preparation for the grand opening. The opening, originally scheduled for February 2026, has been postponed due to ongoing construction and is now expected to occur in September 2026.

In 2026, the Company plans to conduct a crowdfunding campaign under Regulation CF to raise additional operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses as of inception through December 31, 2025 and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

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Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $961,745 in cash as of December 31, 2025.

Lease Incentive Receivable

The Company accounts for tenant improvement allowances received from the lessor as lease incentives under ASC 842 and records them as a reduction of the related right-of-use asset described in Note 4, rather than as a reduction of leasehold improvements incurred during the year (see Note 2), which are carried at the gross amount of construction costs incurred. The Company is entitled to a one-time tenant improvement allowance of $80,000 from the landlord, which has been recorded as a lease incentive receivable and is expected to be collected in cash within 12 months of December 31, 2025.

Inventory

Inventory consisted primarily of merchandise. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory as of December 31, 2025 amounted to $3,796.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method based on the estimated useful lives of the assets. As of December 31, 2025, no depreciation has been recorded on the Company's construction-in-progress assets, as these assets are not yet placed in service.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects

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of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

The Company's property consists of leasehold improvements currently under construction for its bar and nightclub venue. A summary of the Company's property and equipment is presented below.

Property Type	Useful Life in Years	2025
Construction in Progress-Leasehold Improvements	-	201,578
Less Accumulated Depreciation		-
Totals		**201,578**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company currently generates revenue from merchandise sales and intends to broaden its revenue sources by offering venue admission, alcoholic beverage sales, and on-site locker rentals. Payments for all services and goods are generally collected at the point of sale. The Company's primary performance obligation is to provide and maintain its facilities in a manner that delivers an enjoyable and high-quality experience for its customers.

Marketing

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of insurance, repair and maintenance costs, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is subject to federal and applicable state income taxes. For the period ended December 31, 2025, the Company was required to file an income tax return; however, the return has not yet been filed. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings.

No provision for income taxes has been recorded in the accompanying financial statements, as management has not yet completed the determination of any income tax liability for the period. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable.

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Management has evaluated the Company's tax positions in accordance with ASC 740, Income Taxes, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2025.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company has entered into a noncancellable lease for its bar and nightclub premises in Cathedral City, California, which is classified as an operating lease. The lease commenced in 2025 with an initial five-year term, with monthly base rent of $4,900 that escalated over the term and additional triple-net charges for common area maintenance, real estate taxes, and insurance. The lease includes four optional five-year renewal periods that are excluded from the lease term because the Company is not reasonably certain to exercise them. Variable payments for common area maintenance, taxes, insurance, and utilities are expensed as incurred and are not included in minimum lease payments. The Company also receives a one-time tenant improvement allowance of $80,000, which is treated as a lease incentive and recorded as a reduction of the right-of-use assets. The lease liability was measured using the Company's incremental borrowing rate of 6.27% per annum, estimated using market-based risk-free interest rates at lease commencement together with an adjustment for the Company's borrowing risk.
The table below summarizes the Company's operating lease expense, key lease information, and the maturity analysis of lease liabilities.

	Year Ending
Lease expense	2025-12
Operating lease expense	17,327
Total	17,327

Other Information

Cash paid for amounts included in the measurement of lease liabilities	
ROU assets obtained in exchange for new operating lease liabilities	258,199
Weighted-average remaining lease term in years for operating leases	5.17
Weighted-average discount rate for operating leases	6.27%

Maturity Analysis	Operating

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2026-12	49,000
2027-12	60,270
2028-12	62,078
2029-12	63,940
2030-12	65,859
Thereafter	11,030
Total undiscounted cash flows	312,177
Less: present value discount	(47,161)
Total lease liabilities	265,016

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any outstanding liabilities and debt as of inception to December 31, 2025.

NOTE 6 – EQUITY

The Company has authorized 10,000 of common shares with no par value. There were 100 shares issued and outstanding as of inception to December 31, 2025.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 1, 2026, the date these financial statements were available to be issued.

From January 1 through March 27, 2026, the Company incurred an additional $287,602 in construction costs related to its bar and nightclub venue.